

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

April 7, 2017

Venkat S. Meenavalli
Chief Executive Officer and Director
Longfin Corp.
205 D Chubb Ave.
Lyndhurst, New Jersey 07071

> **Re: Longfin Corp.**
> **Offering Statement on Form 1-A**
> **Filed March 13, 2017**
> **File No. 024-10684**

Dear Mr. Meenavalli:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

1.   Please provide us with an analysis that supports your belief that your principal place of business is in the United States or Canada, such that the company is eligible to file this offering statement. In this regard, it appears that you currently do not have operations in the United States or Canada and it is unclear whether your officers and directors reside in the United States or Canada. Additionally, we note that Stampede Tradex Pte. Ltd., which will be your wholly-owned subsidiary at the time of the offering, is incorporated in Singapore and operates in the Asia Pacific region. See Securities Act Rule 251(b)(1) and, for additional guidance, consider Question 182.03 of our Securities Act Rules Compliance and Disclosure Interpretations, available on our website at https://www.sec.gov/divisions/corpfin/guidance/securitiesactrules-interps.htm.

2.   In response to Part I, Item 4 of your offering statement, you indicate that you do not intend to offer securities on a continuous basis pursuant to Securities Act Rule 251(d)(3). However, on your offering circular cover page you disclose that this offering may continue for up to one year from the qualification date. In light of the potential duration

of this offering, please revise to clarify that you will be conducting a continuous offering pursuant to Rule 251(d)(3)(i)(F) or advise. Additionally, we note your disclosure that sales will begin two days after qualification. Please further note that if you are conducting a continuous offering pursuant to Rule 251(d)(3)(i)(F), the offering must commence within two calendar days of the qualification date.

3. We note your disclosure that Longfin along with Stampede and together with subsidiaries have been in the electronic trading and market making business for approximately 8 years. Please revise to clarify whether your business operations involve activities relating to securities, as defined in Section 2(a)(1) of the Securities Act, or commodities or both and if so, what those securities activities are.

4. Please revise to disclose the material terms of your share exchange agreement with Stampede, including any consideration to be paid. Clarify the timing of the transaction and your statement that the transaction will occur post-qualification but before the offering. Explain how the timing will be impacted by the requirement that the offering must commence within two calendar days of the qualification date. Disclose whether the share exchange is contingent on the qualification of this offering statement. Finally, tell us the exemption from registration under the U.S. federal securities laws that you intend to rely on to effect this transaction.

5. Please revise disclosure throughout your offering circular to clarify when you are referring to the business operations of Stampede and when you are referring to your own business operations. In this regard, in certain locations where you state you are discussing Longfin's business operations, it appears you may in fact be referencing the business operations of Stampede. Please clarify whether you are referring to Longfin or Stampede in the following disclosures, as well other similar disclosures throughout your offering circular:

   - In your MD&A section, you provide a list of Longfin's milestones by year. However, many of these milestones predate Longfin's date of inception and appear to relate to milestones of Stampede.

   - In your MD&A section, you note that Longfin and its affiliate, Stampede, have entered into agreements with certain exchanges. Please clarify whether Longfin is a party to these agreements and tell us what consideration you have given to filing these agreements pursuant to Item 17(6) of Form 1-A.

   - In your directors, executive officers and significant employees section, you state that you currently have 20 persons working on behalf of the company.

6. As a related matter, it appears that Stampede Capital, your controlling shareholder and a publicly listed company in India, offers products and services similar to those that you and Stampede offer. Please revise to briefly describe your relationship with Stampede

Capital and clarify whether you own your solutions and the underlying technologies or whether you license them from a Stampede Capital, Stampede or another third party.

Plan of Distribution and Selling Security Holders

7.   We note that you will use your platform and third party platforms to provide notification of the offering. Please revise to identify these platforms and/or websites on which you will provide information about your offering.

Management's Discussion and Analysis of Financial Conditions and Results of Operations

Operating Results

8.   Please further describe the nature of the transactions underlying Longfin's revenues and operating expenses in the period ended February 28, 2017. Additionally, clarify whether these were related party transactions.

Directors, Executive Officers and Significant Employees

9.   Please clarify whether the individuals identified as your executive officers currently serve as executive officers of Longfin. Additionally, disclose whether you have entered into employment agreements with these individuals, and if so, what consideration you have given to filing any such agreement. Consider Item 17(6)(c) of Form 1-A. Lastly, it is unclear which of your executive officers also serve on your board of directors or if you have any non-executive officer directors. Please revise to clarify the size of and members of your board of directors.

Security Ownership of Management and Certain Security Holders

10.   You currently disclose security ownership pre-share exchange and pre-offering. Please revise to also disclose the beneficial ownership of your officers, directors and greater than ten percent security holders following the closing of the share exchange.

Interest of Management and Others in Certain Transactions

11.   Note 7 to your financial statements and note 9 to Stampede's financial statements discuss several related party transactions. With respect to these transactions, please tell us what consideration you have given to disclosing information responsive to Item 13 of Form 1-A here.

Financial Statements

12.   Revise to include pro forma information as described in Rule 8-05 of Regulation S-X showing the effects of the share exchange agreement with Stampede Tradex Pte. Ltd. Refer to paragraph (b)(7)(iv) of Part F/S of Form 1-A.

Signatures

13.   We note that you and your principal executive officer have signed the offering statement. Form 1-A states that the offering statement also must be signed by the issuer's principal financial officer, principal accounting officer and a majority of its board of directors. Please revise to also provide these signatures or advise.

        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or me at (202) 551-3453 with any other questions.

                                        Sincerely,

                                        /s/ Jan Woo

                                        Jan Woo
                                        Legal Branch Chief
                                        Office of Information Technologies
                                        and Services

cc: Andy Altahawi
        Adamson Brothers